Humberto F. Preciado, P.E.

WSP USA Inc.

2000 South Colorado Blvd., Suite 2-1000

Denver, CO 80222

CONSENT OF QUALIFIED PERSON

I, Humberto F. Preciado, P.E., state that I am responsible for preparing or supervising the preparation of a part of the technical report titled "Las Chispas Operation Technical Report dated September 5, 2023" with an effective date of: July 19, 2023 as signed and certified by me (the "Technical Report").

Furthermore, I state that:

(a) I consent to the public filing of the Technical Report by SilverCrest Metals Inc.;

(b) the document that the Technical Report supports is the press release entitled "SilverCrest Announces Results of Updated Independent Technical Report" on July 31, 2023 of SilverCrest Metals Inc. (the "Document");

(c) I consent to the use of my name in the document, or any quotation from or summarization, in the Document of the parts of the Technical Report for which I am responsible, and to the filing of the Technical Report as an exhibit to the Document; and

(d) I confirm that I have read the Document, and that the Document fairly and accurately reflects, in the form and context in which it appears, the information in the parts of the Technical Report for which I am responsible.

Dated at Denver, CO this 5th of September, 2023.

"Signed and stamped"
Signature of Qualified Person

Humberto F. Preciado, P.E